SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 16, 2005
(Commission File No. 0-31202)
_________________

O2 plc
(Name of Registrant)

Wellington Street
Slough, Berkshire SL1 1YP
England
(Address of Principal Executive Offices)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Enclosure:	Press announcement, dated March 15, 2005, regarding reduction of capital

O2 plc

15 March 2005

O2 plc

Statement re Reduction of Capital

At a hearing today, the High Court approved the O2 plc reduction of capital.  The reduction of capital is expected to become effective at or after 4:30 pm on 16 March 2005 whereupon the nominal value of each New Ordinary Share of O2 plc will be reduced to 0.1 pence.

Enquiries:

David Nicholas Director of Communications O2 plc david.nicholas@o2.com t: +44 (0) 771 575 9176	David Boyd Head of Investor Relations O2 plc david.boyd@o2.com t: +44 (0)1753 628230

Simon Gordon Press Relations Manager O2 plc simon.gordon@o2.com t: +44 (0) 771 007 0698	John Crosse Investor Relations Manager O2 plc john.crosse@o2.com t: +44 (0)1753 628198

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, O2 plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2 plc

Date: March 16, 2005	By: /s/ Robert Harwood

	Name:	Robert Harwood
	Title:	Assistant Secretary